Rule 424(b)(2)
Registration Statement No. 333-131159
Fixed Rate Notes: CUSIP 125581BF4; ISIN US125581BF46; Common Code 026292875
Floating Rate Notes: CUSIP 125581BE7; ISIN US125581BE70; Common Code 026292832

PRICING SUPPLEMENT NO. 10
Dated July 24, 2006 to
Prospectus, dated January 19, 2006 and
Prospectus Supplement, dated January 20, 2006

$1,250,000,000

CIT Group Inc.
$550,000,000 5.80% Senior Notes due July 28, 2011
$700,000,000 Floating Rate Senior Notes due July 28, 2011

Joint Lead Managers

HSBC	Lehman Brothers	Morgan Stanley

Co-Managers

Banc of America Securities LLC	BNP PARIBAS	Credit Suisse

LaSalle Capital Markets	Société Générale CIB	Wachovia Securities

Junior Co-Managers

Daiwa Securities SMBC Europe		Lloyds TSB

Mizuho International plc		National Australia Bank Limited

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)

5.80% Senior Notes due July 28, 2011	$550,000,000	99.931%	$58,850
Floating Rate Senior Notes due July 28, 2011	$700,000,000	100.00%	$74,900

(1)	This Registration Fee is calculated pursuant to Rule 457(o) under the Securities Act.

(X) Senior Notes	( ) Subordinated Notes

Principal Amount:	$550,000,000 aggregate principal amount of Fixed Rate Notes;
$700,000,000 aggregate principal amount of Floating Rate Notes.

Proceeds to Corporation:	99.581%, or $547,695,500 in the aggregate, for the Fixed Rate Notes;
99.650%, or $697,550,000 in the aggregate, for the Floating Rate Notes.

Underwriters’ Commission:	0.350%, or $1,925,000 in the aggregate, for the Fixed Rate Notes;
0.350%, or $2,450,000 in the aggregate, for the Floating Rate Notes.

Issue Price:	99.931%, or $549,620,500 in the aggregate, for the Fixed Rate Notes;
100.000%, or $700,000,000 in the aggregate, for the Floating Rate Notes.

Original Issue Date:	July 28, 2006, for each of the Fixed Rate Notes and the Floating Rate Notes.

Maturity Date:

July 28, 2011 for each of the Fixed Rate Notes and the Floating Rate Notes, provided that if any such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date the payment was due, and no interest will accrue as a result of the delayed payment.

Interest Rate for Fixed Rate Notes:	The Fixed Rate Notes will bear interest at an annual rate of 5.80%.

Interest Rate Basis for the Floating Rate Notes:	LIBOR Telerate.

Index Maturity for the Floating Rate Notes:	Three months.

Spread for the Floating Rate Notes:	+28 basis points (0.28%).

Interest Rate Calculation for the Floating Rate Notes:	LIBOR Telerate determined on the Interest Determination Date plus the Spread.

Initial Interest Rate for the Floating Rate Notes:	LIBOR Telerate determined two London Business Days prior to the Original Issue Date plus the Spread.

Specified Currency:	U.S. Dollars ($).

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through The Depository Trust Company, Clearstream and Euroclear, as the case may be, on or about July 28, 2006.

Form:	Global Notes.

Denominations:	The Notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest Reset Dates for the Floating Rate Notes:

Quarterly on January 28, April 28, July 28 and October 28 of each year, commencing on October 30, 2006 (October 28, 2006 is not a Business Day), provided that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:

Interest will be paid on the Fixed Rate Notes semiannually on January 28 and July 28 of each year and on the Maturity Date, commencing on January 29, 2007 (January 28, 2007 is not a Business Day), provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

Interest will be paid on the Floating Rate Notes quarterly on January 28, April 28, July 28 and October 28 of each year and on the Maturity Date, commencing on October 30, 2006 (October 28, 2006 is not a Business Day), provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day that is a Business Day, except that if such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

Accrual of Interest:

For the Fixed Rate Notes, interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date.

Accrued interest with respect to the Floating Rate Notes will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Determination Date for the Floating Rate Notes:	Two London Business Days prior to each Interest Reset Date.

Maximum Interest Rate for the Floating Rate Notes:	Maximum rate permitted by New York law.

Minimum Interest Rate for the Floating Rate Notes:	0.0%.

Exchange Listing:	None.

Other Provisions:	“Fixed Rate Notes” means the 5.80% Senior Notes Due July 28, 2011.

“Floating Rate Notes” means the Floating Rate Senior Notes Due July 28, 2011, and together with the Fixed Rate Notes, the “Notes.”

“LIBOR Telerate” means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

“Telerate Page 3750” means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York, and with respect to the Floating Rate Notes, a day that is also a London Business Day.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	JPMorgan Chase Bank, N.A.

CUSIP:	125581BF4 for the Fixed Rate Notes; 125581BE7 for the Floating Rate Notes.

ISIN:	US125581BF46 for the Fixed Rate Notes; US125581BE70 for the Floating Rate Notes.

Common Code:	026292875 for the Fixed Rate Notes; 026292832 for the Floating Rate Notes.

PLAN OF DISTRIBUTION

          We have entered into a terms agreement, dated as of July 24, 2006, with the Underwriters named below, for whom HSBC Securities (USA) Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	Principal Amount of

	Fixed Rate Notes	Floating Rate Notes

HSBC Securities (USA) Inc.	$143,000,000	$182,000,000
Lehman Brothers Inc.	143,000,000	182,000,000
Morgan Stanley & Co. Incorporated	143,000,000	182,000,000
Credit Suisse Securities (USA) LLC	37,500,000	—
Banc of America Securities LLC	12,300,000	25,200,000
BNP Paribas Securities Corp.	12,300,000	25,200,000
LaSalle Financial Services, Inc.	12,300,000	25,200,000
SG Americas Securities LLC	12,300,000	25,200,000
Wachovia Capital Markets, LLC	12,300,000	25,200,000
Daiwa Securities SMBC Europe Limited	5,500,000	7,000,000
Lloyds TSB Bank plc	5,500,000	7,000,000
Mizuho International plc	5,500,000	7,000,000
National Australia Bank Limited	5,500,000	7,000,000

Total	$550,000,000	$700,000,000

          We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement, and may offer the Notes to certain dealers at prices less a concession not in excess of 0.200% of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.100% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

          The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

          The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

          In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

          Daiwa Securities SMBC Europe Limited, Lloyds TSB Bank plc, Mizuho International plc and National Australia Bank Limited are not U.S. registered broker-dealers and, therefore, to the extent they intend to affect any sales of the Notes in the United States, they will each do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

          Other than this pricing supplement, the accompanying prospectus and prospectus supplement, the registration statement of which they form a part and the issuer free writing prospectuses (collectively, the “Offering Documents”) (each in electronic format as filed with the SEC), the information on any Web site is not a part of the Offering Documents.

          Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

          The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

SELLING RESTRICTIONS

          Bermuda

          Each Underwriter has represented and agreed that no Notes may be offered or sold in Bermuda (although offers may be made to Persons in Bermuda from outside Bermuda) and offers may only be accepted from persons resident in Bermuda, for Bermuda exchange control purposes, where such offers have been delivered outside Bermuda. Persons resident in Bermuda, for Bermuda exchange control purposes, may require the prior approval of the Bermuda Monetary Authority in order to acquire any offered securities.

          France

          Each Underwriter has represented and agreed that this pricing supplement and the accompanying prospectus is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and thus this pricing supplement and the accompanying prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval (“visa”) in France.

          Each Underwriter has further represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes to the public in France and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France this pricing supplement or any other offering material relating to the Notes and that any offers, sales and distributions have been and will be made in France to (i) providers of investment services relating to portfolio management for the account of third parties, (ii) qualified investors (investisseurs qualifiés) and/or a restricted group of investors (cercle restreint d’investisseurs), all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D.411-1, D.411-2, D.411-3 and D.411-4 of the French Monetary and Financial Code.

          Each Underwriter has further represented and agreed that this pricing supplement is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this pricing supplement and this pricing supplement has been distributed on the understanding that such recipients will only participate in the issue or sale of the Notes for their own account and undertake not to transfer, directly or indirectly, the Notes to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

          Germany

          Each Underwriter has agreed and represented that the Notes have not been and will not be offered or sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgesetz - WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

          Hong Kong

          Each Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a ‘‘prospectus’’ as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

          Luxembourg

          Each Underwriter has agreed and represented that the Notes may not be offered or sold in the Grand Duchy of Luxembourg, directly or indirectly, and neither this pricing supplement nor the accompanying prospectus or any other offering circular, prospectus, form of advertisement, form of communication or other material may be distributed, or otherwise made available in form, or published in, the Grand Duchy of Luxembourg except in circumstances which do not constitute an offer of Notes to the public.

          The Netherlands

          Each Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in the Netherlands unless one of the exemptions from or exceptions to the prohibitions contained in article 3 of the Dutch Securities Transaction Supervision Act 1995 (Wet toezicht eÅectenverkeer 1995) is applicable and the conditions attached to such exemption or exception are complied with.

          People’s Republic of China

          Each Underwriter has represented and agreed that it has not and will not circulate or distribute this pricing supplement in the People’s Republic of China (PRC) and it has not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any Notes to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Hong Kong, Macau and Taiwan. Neither this pricing supplement nor any advertisement or other offering material may be distributed or published and no offer or sale of any Notes may be made in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

          Switzerland

          Each Underwriter has agreed and represented that this pricing supplement may only be used by those persons, and the Notes are only offered to those persons and/or entities directly solicited by the Underwriters. The Notes will not be offered, directly or indirectly, to the public in Switzerland, and this pricing supplement does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.